82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000



05007737

May 5, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. On March 4, 2005, Gucci Group N.V., a subsidiary of the Company, issued a press release announcing the appointment of Isabelle Guichot as Chief Executive Officer of its Sergio Rossi brand. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On March 8, 2005, Gucci, the leading brand of Gucci Group N.V., issued a press release announcing the appointment of Frida Giannini as creative director for women's ready to wear in addition to her continuing responsibilities for all Gucci accessories, effective immediately. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On March 17, 2005, the Company issued a press release announcing its results for the year ended December 31, 2004 and its 2004 consolidated financial statements. A copy of the English language version of this press release, including such financial statements, is attached as Appendix C to this letter.

4. On March 22, 2005, the Company issued a press release announcing the appointment of Alain Luchez as the Company's Senior Vice President, Human Resources and a member of the Company's Executive Committee. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On March 24, 2005, the Company issued a press release announcing that it had signed a five-year revolving credit facility of Euro 2.75 billion in replacement of two facilities. A copy of the English language version of this press release is attached as Appendix E to this letter.

6. On April 5, 2005, the Company issued a press release announcing proposals for the composition of its board of directors and corporate governance structure. A copy of the English language version of this press release is attached as Appendix F to this letter.

7. On April 6, 2005, the Company issued a press release announcing the cancellation of 2 million treasury shares and its plans to sell approximately 2.7 million treasury shares, to be carried out as part of the Company's current share buyback program. A copy of the English language version of this pres release is attached as Appendix G to this letter.

8. On April 11, 2005, Gucci Group N.V. issued a press release announcing the appointment of Mimma Viglezio as Gucci Group Worldwide Director of Communications, effective June 1, 2005. A copy of the English language version of this press release is attached as Appendix H to this letter.

9. On April 19, 2005, the Company issued a press release announcing appointment of Ross McInnes as the Company's Executive Vice President, Finance and a member of the Company's Executive Committee, effective July 1, 2005. A copy of the English language version of this press release is attached as Appendix I to this letter.

10. On April 26, 2005, the Company issued a press release announcing the sale of MobilePlanet to eXpansys Holdings Limited. A copy of the English language version of this press release is attached as Appendix J to this letter.

11. On April 28, 2005, the Company issued a press release announcing its sales results for the first quarter of 2005. A copy of the English language version of this press release is attached as Appendix K to this letter

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

GUCCI GROUP

ISABELLE GUICHOT APPOINTED CEO OF SERGIO ROSSI

Amsterdam, March 4, 2005 - Gucci Group announces today that Isabelle Guichot, Director of Business Development of Gucci Group, has been appointed Chief Executive Officer of Sergio Rossi, in addition to her current duties. The appointment will come into effect at the end of March. Isabelle Guichot takes over from Claudio Paulich, who leaves the company to pursue and develop his own activities.

Mrs. Guichot joined Gucci Group at the beginning of the year after a 19-year career at Richemont SA, where she worked in a number of senior executive positions at luxury brands such as Cartier, Van Cleef & Arpels and Lancel. She was also a member of the Board of Richemont SA.

Robert Polet, Gucci Group President and Chief Executive Officer said : « I am very pleased that Isabelle has accepted this position and I am sure that her extensive experience in brand development and international luxury retailing will be instrumental in driving profitable growth at Sergio Rossi over the next few years. I would like to thank Claudio for his contribution to the brand. »

Isabelle Guichot commented: « I am delighted to become CEO of Sergio Rossi, acknowledged worldwide for the excellent quality and design of its glamorous, made in Italy products and I look forward to working with its highly talented and motivated team. »

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the brands Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co., Roger & Gallet, Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by PPR, a leading European retail and luxury group. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA,PPFP).

For media inquiries:
James Crampton/Katie Bell
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2205

Appendix B

03/08/2005

Gucci appoints Frida Giannini as Creative Director for women's wear

Florence, Italy, March 8, 2005 : Gucci, the leading brand of Gucci Group N.V., today announces the appointment of Frida Giannini as Creative Director for women's ready to wear in addition to her continuing responsibilities for all Gucci accessories, effective immediately.

Frida is assuming the responsibilities previously held by Alessandra Facchinetti. Alessandra Facchinetti is leaving the company after a disagreement with management. Alessandra Facchinetti made a great creative contribution to Gucci for over four years, including having served as Creative Director for the last two women's ready to wear collections.

In her expanded role, Frida Giannini will be responsible for all women's products under the brand, including the seasonal women's runway fashion shows. John Ray remains Creative Director for men's ready to wear.

Frida Giannini and John Ray continue to report to Mark Lee, President and Managing Director of Gucci Division.

The additional responsibilities entrusted to Frida Giannini reflect her remarkable ability to capture the essence of the Gucci brand in the products she has designed, which have met with outstanding editorial and retail success.

Mark Lee stated: "*Since joining Gucci more than two years ago, Frida has displayed extraordinary creative talents and leadership qualities. The enormously positive response to the current Cruise and Spring accessory collections Frida designed as Creative Director of Accessories attest to these exceptional strengths. Frida will now also utilize her past experience in women's ready to wear to build on the growing success of the Gucci brand. Alessandra is a talented designer and I would like to thank her for her important contribution to Gucci, particularly this past year.*"

Frida Giannini stated : "*I'm thrilled and honored by the opportunity offered to me to expand my creative vision of the Gucci woman. In addition to my ongoing work on Gucci accessories, I am greatly looking forward to moving Gucci forward in women's ready to wear and maintaining the brand at the forefront of fashion.*"

Gucci is one of the world's leading luxury brands. It designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, small leather goods, luggage, shoes, timepieces, gifts, fragrances, eyewear. The company directly operates 198 stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci is part of Gucci Group N.V., owned by PPR (Pinault-Printemps-Redoute), a leading European retail and luxury group. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA,PPFP).

CONTACT:

For fashion media inquiries:
Giulia Masla - Gucci: +39 02 8800 53 00

For business media inquiries:
Simon Holberton - Brunswick Group: +44 (0)20 7404 5959

For analysts inquiries:
Enza Dominjianni - Gucci Group: +39 055 7592 2205

Appendix C

PPR

Paris, March 17, 2005

PRESS RELEASE

SUCCESSFUL TRANSFORMATION

- **Growth in net income – Group share**
  - **Up 45.9% including non-recurring items**
  - **Up 9.9% excluding non-recurring items**

- **19.4% growth in pro forma EBIT of Luxury Goods and Retail***

- **Sharp reduction in net financial debt to EUR 4.5 billion and healthy growth in free cash flow from operations**, up 46.9% to EUR 554.7 million**

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Patricia Barbizet, met on March 16, 2005, to examine the Group's financial statements for the year ended December 31, 2004 as approved by the Management Board and certified by the Statutory Auditors.

Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, stated: *"2004 marked the successful completion of the Group's transformation as we took full operating control of Gucci Group and sold our remaining non-core businesses. PPR has become more focused, with stronger organic growth potential and higher profitability. PPR is also a more solid group. The strong sales momentum and sharply improved profitability achieved in 2004 clearly show that PPR is entering a new chapter in its history under the most auspicious terms."*

2004 Income Statement

	PPR reported		Luxury and Retail Pro forma (2)		
(EUR million)	2004 (1)	2003	2004	2003	Variation
Sales	24, 212.7	24,360.8	17,209.9	16,174.2	+6.4%
Gross margin	9,430.7	9,181.9	7,441.2	6,949.5	+7.1%
EBIT	1,466.7	1,296.8	1,079.9	904.5	+19.4%
Ordinary income before tax	1,117.9	983.2			
Net income (Group share)	940.6	644.6			
EPS (in EUR)	7.74	5.34			
EPS (in EUR) excluding non-recurring items	5.19	4.75			

(1) Luxury Goods consolidated over 14 months from November 1, 2003 to December 31, 2004. Rexel consolidated from January 1, 2004 to December 10, 2004.
(2) Luxury Goods consolidated from November 1 to October 31 – Luxury Goods and Retail at comparable scope and exchange rates.

* Luxury Goods from November 1 to October 31 - Luxury Goods and Retail at comparable scope and exchange rates.
** Free cash flow from operations = Cash flow from operations + changes in Net Working Capital – capital expenditures (excluding Rexel and including Luxury Goods consolidated from November 1 to October 31).

Sustained sales growth

- **PPR Group**

Reported Group sales totalled EUR 24,212.7 million in 2004.

Compared to 2003, the main changes include the consolidation of Gucci Group over an additional two months for EUR 532.9 million, a EUR 1,634.3 million negative impact attributable to changes in the Group scope of consolidation and the negative impact of exchange rate fluctuations for EUR 440.5 million. Reported consolidated Group sales include sales of Rexel through December 10, 2004 for a total of EUR 6,486.0 million.

Pro forma sales, including consolidated Luxury Goods sales from November 1 to October 31, rose by 6.4%.

- **Luxury Goods and Retail**

Reported sales of the Luxury Goods and Retail activities totalled EUR 17,727.2 million in 2004.

Pro forma Luxury Goods sales (consolidated from November 1 to October 31) and Retail sales rose by a sustained 6.4%. This robust increase reflects the dynamic sales performance of the Luxury Goods sector, up 10.9%, and the solid sales performance of Retail activities, up 5.6% over the period.

- **Luxury Goods** sales for the period November 1, 2003 to October 31, 2004 totalled EUR 2,679.3 million, up 4.6% on a reported basis and up 10.9% on a comparable basis. The growth in sales accelerated during the year-end holiday season, with an increase of 17.1% in the last two months of 2004, fuelled by strong performances by its main brands and widespread acclaim for new collections.

- **Retail** sales increased to EUR 14,542.1 million, representing sustained growth of 5.3% on a comparable basis. Reported sales were up 4.6% due to the adverse impact of exchange rate fluctuations.

Sales in **Home and Leisure**, which rose 6.9% on a comparable basis, continued to underpin Retail division growth in 2004. **Conforama** and **Fnac** reported higher sales in France, with increases of 5.6% and 7.2%, respectively, and continued to expand their international operations. Outside France, **Conforama** sales climbed by 2.8%, due to lacklustre trading by Emmezeta in Italy. Excluding Italy, Conforama's sales outside France were up 8.7%. **Fnac** reported 13.6% growth in international sales, driven by strong increases in activity in most of its international markets.

Sales in **Apparel and Lifestyle** held up well despite a difficult ready-to-wear environment, with sales up 1.6% on a comparable basis. **Printemps** sales were up 3.8% on a comparable basis in 2004, driven by strong department store sales, notably at the Haussmann flagship store in Paris, and sustained growth in Sports division sales. Excluding the Sears business which will be discontinued, **Redcats** reported a 1.6% increase in sales. Growth was chiefly attributable to the excellent performance of Redcats brands in France, with a 2.4% increase in sales driven by La Redoute and the Children and Family brands, and to the recovery in sales in the US, with a 1.2% increase over the full year, including a 6.3% increase in the fourth quarter alone.

CFAO posted continued strong growth of 10.3% in 2004, reflecting sharply higher sales in automobile distribution (+14.1%), pharmaceuticals (+10.3%) and its newly established technology products business (+19.1%).

Improved operating performance in Luxury Goods and Retail

2004 was marked by a substantial improvement in operating performance — both at Group level and in the Luxury Goods and Retail divisions — with solid increases in gross margin and EBIT.

- **Gross margin**

Reported gross margin totalled EUR 9,430.7 million in 2004, or 38.9% of consolidated sales. At Rexel, fully consolidated through December 10, 2004, gross margin amounted to EUR 1,634.7 million. In the **Luxury Goods** and **Retail** activities, gross margin totalled EUR 7,796.0 million, and included the consolidation of the Luxury Goods activities over 14 months from November 1, 2003 to December 31, 2004.

Pro forma gross margin for the **Luxury Goods** (consolidated from November 1 to October 31) **and Retail** divisions rose by 7.1%. The pro forma gross margin rate for both activities increased by 0.2 point to 43.2%, mainly reflecting the contribution from **Luxury Goods**, which reported a 1.4 point increase in pro forma gross margin rate to 66.9%. The increase in the pro forma gross margin rate was attributable to the dynamic performance of the main Luxury Goods brands and, in particular, the marked upswing in sales of accessories. Adjusted for the negative impact of exchange rate fluctuations, Luxury Goods' gross margin rate dropped by 0.2 point. Pro forma gross margin rate for the **Retail** division edged back to 38.9%. The 0.1 point drop in pro forma gross margin rate of Retail activities reflected strong purchasing efficiencies achieved despite unfavourable mix effects. Purchasing efficiencies were chiefly driven by the development of global sourcing initiatives and cross-functional product sourcing platforms deployed within the Retail division.

- **EBIT**

Reported Group EBIT amounted to EUR 1,466.7 million, or 6.1% of reported sales. At Rexel, which was consolidated through December 10, 2004, EBIT margin rose by 0.8 point to 4.5% of sales.

Operating income Luxury and Retail

	Reported		Pro forma**		
(EUR million)	2004*	2003	2004	2003	Variation
Luxury Goods	394.4	237.9	300.8	166.7	+ 80.4%
(as % of sales)	*12.3%*	*9.3%*	*11.2%*	*6.9%*	*+ 4.3 pts*
Retail	797.5	754.2	798.2	749.9	+ 6.4%
(as % of sales)	*5.5%*	*5.4%*	*5.5%*	*5.4%*	*+ 0.1 pt*
Holding & other	(19.1)	(12.1)	(19.1)	(12.1)	nm
TOTAL	1,172.8	980.0	1,079.9	904.5	+ 19.4%
(as % of sales)	*6.6%*	*6.0%*	*6.3%*	*5.6%*	*+ 0.7 pt*

* 14 months Luxury Goods from November 1, 2003 to December 31, 2004.

** 12 months Luxury Goods from November 1 to October 31 - Luxury Goods and Retail at comparable scope and exchange rates.

The sharp increase in pro forma EBIT from **Luxury Goods** and **Retail** activities reflect the operating leverage of these activities. In **Retail**, EBIT margin rose appreciably in the second half, up 0.2 point to 6.5% from 6.3% in the second half of 2003. In the second half as well as in the full year, **Fnac, Redcats** and **Printemps** reported sharply improved operating performances. In **Luxury Goods**, the sharp increase in pro forma EBIT margin reflects the appeal of the Group's **Luxury Goods** brands together with their excellent sales and operating performance. **Gucci** recorded a 2.1-point increase in EBIT margin while **YSL Beauté** posted a 1.6-point increase. The other luxury brands, notably **Bottega Veneta, Yves Saint Laurent** and **Boucheron**, reported sharply improved operating

performances. As a result, the **Luxury Goods** division reported a 26.4% increase in EBIT in the period November 1 to October 31, despite the negative impact of exchange rate fluctuations. The reported EBIT margin of the **Luxury Goods** division for the same period improved to 11.2% of sales, compared to 9.3% in the prior year.

Net financial expenses

Net financial expenses rose 11.2% to EUR 348.8 million, reflecting the increase in average net financial debt over the period, due to the acquisition in April–May of the Gucci Group shares not previously held by PPR.

Earnings growth

- The Group posted **non-recurring income** of EUR 418.2 million, versus a charge of EUR 31 million in 2003.

  Non-recurring income in 2004 reflects: 1) net proceeds from disposals of non-core assets (Rexel and the balance of consumer credit activities), totalling EUR 677.6 million; 2) restructuring costs of EUR 96.9 million; and 3) other non-recurring costs in the amount of EUR 162.5 million, including EUR 123.4 million relative to Luxury Goods activities.

- **Corporate income taxes** totalled EUR 414.7 million in 2004, including a tax charge of EUR 121.8 million related to non-recurring items for the period. The effective tax rate amounted to 27.0% for the period. Excluding non-recurring items, the effective tax rate amounted to 26.2% in 2004.

- **Group net income** after amortisation of goodwill stood at EUR 940.6 million, up 45.9% versus 2003. Group net income before goodwill amortisation, totalled EUR 1,038.9 million, up 37.6% on the previous year. Excluding net non-recurring items, group net income stood at EUR 630.1 million, up 9.9% on 2003.

Strengthened financial structure

(EUR million)	**2004**	**2003**
Cash flow from operations	1,257.8	1,148.4
Net operating investments	(428.4)	(499.8)
	31/12/04	**31/12/03**
Consolidated shareholders' equity	7,864.7	8,630.7
Of which Group share	7,693.3	6,899.2
Net financial debt	4,532.7	5,031.8

Operating investments were fully covered by cash flow from operations.

Free cash flow from Luxury Goods (over the period November 1 to October 31) and Retail operations amounted to EUR 554.7 million in 2004, an increase of 46.9% over the prior year.

After completion of PPR's strategic transformation, net financial debt fell 9.9% to EUR 4,532.7 million. The debt-to-equity ratio (net financial debt to consolidated

shareholders' equity - Group share) fell to 58.9% at the end of 2004, down from 72.9% at the end of 2003.

Completion of strategic transformation under excellent terms

- PPR completed its strategic transformation under excellent terms in 2004. Following its successful bid to acquire all outstanding Gucci Group shares in April-May 2004, PPR held 99.39% of the share capital of Gucci Group at the end of June 2004 and increased its stake to 99.41% at the end of December 2004. During the year, the Group also divested its remaining non-core businesses with the disposal of its 73.45% stake in Rexel and the sale of a 24.5% stake in Finaref, its financial services and consumer credit business.

- In 2004, PPR assumed management control of Gucci Group. Robert Polet assumed his functions as Chief Executive Officer of Gucci Group on July 1, 2004. A new structure and new management and design teams were put in place as from April 2004. On December 14, 2004, Robert Polet outlined the 2005-2007 strategic plan for the Luxury Goods division.

Dividend

At the Annual General Meeting on May 19, 2005, the Management Board will recommend a dividend of EUR 2.52 per share, an increase of 5% versus the previous year.

After approval by the Annual General Meeting, dividend payment will be made on June 3, 2005.

Parent company accounts

The parent company's ordinary income before taxes stood at EUR 406.9 million, versus EUR 587.9 million in 2003.

The parent company posted non-recurring income of EUR 70.7 million versus EUR 964.0 million in 2003.

Net income for the year stood at EUR 559.5 million versus EUR 1,476.6 million in 2003.

Subsequent events

- **Appointment of François-Henri Pinault to succeed Serge Weinberg**

On February 2, 2005, the Group announced the appointment of François-Henri Pinault as Chairman of the Pinault-Printemps-Redoute Management Board. Mr. Pinault will assume his functions on March 21, 2005. Mr. Pinault notified the Supervisory Board of March 16, 2005 of his intention to relinquish his responsibilities as Vice Chairman of the Group's Supervisory Board effective March 20, 2005. The Supervisory Board unanimously elected René Barbier de la Serre as Vice Chairman of the Supervisory Board, effective March 21, 2005.

The Annual General Meeting of May 19, 2005 will be asked to approve the transformation of the Company's two-board structure into a single board of directors.

- **Reinforcement of management teams**

  - Christophe Cuvillier was appointed Chief Executive Officer of Conforama.
  - Isabelle Guichot was appointed Director of Business Development of Gucci Group and Chief Executive Officer of Sergio Rossi.
  - Valérie Hermann was appointed Chief Executive Officer of Yves Saint Laurent.
  - Frida Giannini was appointed Creative Director for women's ready-to-wear at Gucci in addition to her responsibilities for Gucci accessories.

- **January – February 2005 activity (based on IFRS)**

In the two months to February 28, 2005, the Group recorded robust sales growth. On a comparable basis, sales were up 5.4%, fuelled by strong growth in Luxury Goods (+15.1%) and favourable trends in Retail (+3.6%).

- **Completion of sale of the Group's 73.45% interest in Rexel**

On March 16, 2005, pursuant to the agreement of December 10, 2004 with a consortium of financial investors, the Group completed the sale of its interest in Rexel for EUR 1,549.3 million and received from Rexel dividends of EUR 367.4 million.

The 2004 Annual results presentation will be broadcast live at www.pprfinance.com as from 8.30 am (Paris time).

A replay version will be available later in the day

CONTACTS

Media:	**Lorie Lichtlen**	**+ 33 1 45 64 65 06**
	Catherine Malek	**+ 33 1 45 64 61 20**
Analysts/Investors:	**David Newhouse**	**+ 33 1 45 64 63 23**
	Alexandre de Brettes	**+ 33 1 45 64 61 49**
Media website:	**www.pprlive.com**	
Analysts/investors website:	**www.pprfinance.com**	



2004 CONSOLIDATED FINANCIAL STATEMENTS

Contents	*page*
Consolidated income statement	2
Consolidated balance sheet	3-4
Consolidated cash flow statement	5
Information by division	6
Information by geographic area	7

CONSOLIDATED INCOME STATEMENT

For the years ended December, 31 2004, 2003 and 2002

(in million of euros)	**2004**	**2003**	**2002**
Net sales	**24,212.7**	**24,360.8**	**27,375.4**
Cost of sales	(14,782.0)	(15,178.9)	(16,785.6)
Gross margin	**9,430.7**	**9,181.9**	**10,589.8**
Payroll expenses	(3,417.1)	(3,503.8)	(3,863.5)
Other operating income and expenses	(4,073.7)	(3,924.9)	(4,444.5)
EBITDA	**1,939.9**	**1,753.2**	**2,281.8**
Depreciation and amortisation	(473.2)	(456.4)	(454.9)
Operating income	**1,466.7**	**1,296.8**	**1,826.9**
Net financial expenses	**(348.8)**	**(313.6)**	**(414.6)**
Income from ordinary activities before taxes	**1,117.9**	**983.2**	**1,412.3**
Non recurring items	418.2	(31.0)	1,278.0
Income taxes	(414.7)	(143.0)	(705.7)
Net income of consolidated companies	**1,121.4**	**809.2**	**1,984.6**
Share in earnings of equity affiliates	14.4	54.9	(5.8)
Amortisation of goodwill	(106.6)	(119.3)	(234.3)
Net income before minority interests	**1,029.2**	**744.8**	**1,744.5**
Minority interests	88.6	100.2	155.3
Attributable net income (1)	**940.6**	**644.6**	**1,589.2**
Earnings per share (in euros)	**7.74**	**5.34**	**13.04**
Fully diluted earnings per share (in euros)	**7.15**	**5.08**	**12.58**

(1) Before net non-recurring items, attributable net income and earnings per share are as follows:

Attribuable net income	**630.1**	**573.6**	**672.2**
Earnings per share (in euros)	**5.19**	**4.75**	**5.52**
Fully diluted earnings per share (in euros)	**4.86**	**4.54**	**5.37**

CONSOLIDATED BALANCE SHEET

As at December, 31 2004, 2003 and 2002

ASSETS *(in million of euros)*	**2004**	**2003**	**2002**
Fixed assets			
Goodwill	1,932.0	3,356.0	4,216.1
Other intangible assets	8,224.4	7,104.5	6,639.3
Property, plant and equipment	2,272.6	2,668.2	2,774.0
Long-term investments			
Investments in equity affiliates	46.7	171.6	207.3
Non consolidated investments	73.6	83.9	128.7
Other investments (1)	170.0	180.5	223.5
	290.3	**436.0**	**559.5**
Total fixed assets	**12,719.3**	**13,564.7**	**14,188.9**
Current assets			
Inventories and work-in-progress	2,640.8	3,417.5	3,743.3
Operating receivable (2)	2,227.9	3,168.6	3,514.8
Customer loans (2)	419.1	439.9	469.5
Non-operating receivables (2)	655.6	979.3	1,093.6
Short term receivables on divestments	2,181.8	-	1,857.4
Marketable securities	1,422.0	2,204.6	3,606.5
Cash	684.3	864.8	1,549.6
Total current assets	**10,231.5**	**11,074.7**	**15,834.7**
Total assets	**22,950.8**	**24,639.4**	**30,023.6**
(1) including due within less than one year :	30.3	23.5	68.1
(2) including due after more than one year :	209.3	305.3	313.3

CONSOLIDATED BALANCE SHEET

As at December, 31 2004, 2003 and 2002

Liabilities and shareholders' equity *(in million of euros)*	**2004**	**2003**	**2002**
Shareholder's equity			
Share capital	489.7	489.6	489.6
Additional paid-in capital	2,165.6	2,164.3	1,787.9
Cumulative translation adjustements	286.6	264.7	577.6
Consolidated reserves	3,810.8	3,336.0	2,024.4
Attributable net income for the year	940.6	644.6	1,589.2
Shareholder's equity - Group share	**7,693.3**	**6,899.2**	**6,468.7**
Minority interests	171.4	1,731.5	2,718.6
Consolidated shareholder's equity	**7,864.7**	**8,630.7**	**9,187.3**
Reserves for contingencies			
Retirement and related commitments (1)	133.8	166.0	191.0
Other contingencies (1)	383.6	392.8	427.1
	517.4	**558.8**	**618.1**
Liabilities			
Net borrowings excluding customer loans (2)	8,820.8	8,101.2	11,962.3
Financing of customer loans (2)	419.1	439.9	469.5
	9,239.9	**8,541.1**	**12,431.8**
Operating payables (3)	4,560.0	5,980.3	6,557.6
Non-operating payables (3)	768.8	928.5	1,228.8
	14,568.7	**15,449.9**	**20,218.2**
Total liabilities and shareholders' equity	**22,950.8**	**24,639.4**	**30,023.6**

(1) including due within less than one year :	197.0	228.4	306.9
(2) including due within less than one year :	3,144.7	3,294.5	4,886.5
(3) including due after more than one year :	200.7	227.3	231.6

CONSOLIDATED CASH FLOW STATEMENT

For the years ended December 31, 2004, 2003 and 2002

(in million of euros)	2004	2003	2002
Net income of consolidated companies	1,121.4	809.2	1,984.6
Dividends received from equity affiliates	4.5	4.8	4.1
Other non cash movements	131.9	334.4	(702.0)
Net cash from operating activities before changes in working capital	**1,257.8**	**1,148.4**	**1,286.7**
Changes in working capital	(211.9)	(130.7)	216.3
Changes in customer loans	28.6	(0.8)	(119.4)
Net cash from operating activities	**1,074.5**	**1,016.9**	**1,383.6**
Acquisitions of tangible and intangible assets	(462.0)	(707.0)	(868.1)
Disposals of tangible and intangible assets	33.6	207.2	195.7
Net operating investments	**(428.4)**	**(499.8)**	**(672.4)**
Net financial investments	59.7	167.1	2,516.7
Net cash used by investing activities	**(368.7)**	**(332.7)**	**1,844.3**
Changes in borrowings	697.4	(3,877.3)	(1,072.6)
Capital increase	0.9	(376.2)	1.7
Dividends paid by Pinault-Printemps-Redoute, parent company	(278.9)	(266.7)	(278.4)
Dividends paid to minority interests	(29.4)	(54.6)	(99.6)
Net cash from financing activities	**390.0**	**(4,574.8)**	**(1,448.9)**
Impacts of treasury stock	100.4	22.5	(451.8)
Impact of changes in exchange rates	22.5	(76.0)	(22.9)
Net increase in cash and cash equivalents	**1,218.7**	**(3,944.1)**	**1,304.3**
Cash and cash equivalents at beginning of the year	**3,069.4**	**7,013.5**	**5,709.2**
Cash and cash equivalents at end of the year	**4,288.1**	**3,069.4**	**7,013.5**
Transactions with no impact on cash and equiv.			
- investments in operating leases	24.6	91.0	-

As at December 31, 2004, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on divestments for Euro 2,181.8 million.

As at December 31, 2002, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on divestments for Euro 1,857.4 million.

INFORMATION BY DIVISION

The following information is presented after elimination of inter-company sales and adjustments.

(in million of euros)	Luxury Goods	Retail (1)	Holdings & Others	New PPR	Rexel	Other activities (2)	CONSOLIDATED TOTAL
2004							
Net Sales	3,210.1	14,517.1		**17,727.2**	6,485.5		**24,212.7**
Operating income	394.4	797.5	(19.1)	**1,172.8**	293.9		**1,466.7**
Operating cash flow	553.9	1,061.1	(15.1)	**1,599.9**	338.6		**1,938.5**
Net operating investments	(138.6)	(251.1)	(3.4)	**(393.1)**	(35.3)		**(428.4)**
Operating fixed assets	7,652.1	4,766.6	10.3	**12,429.0**			**12,429.0**
Operating working capital	452.5	(118.8)	(25.0)	**308.7**			**308.7**
Customer loans net of deposits		419.1		**419.1**			**419.1**
Average number of employees	11,524	63,816	153	**75,493**	19,904		**95,397**
2003							
Net Sales	2,555.5	13,884.8	0.0	**16,440.3**	6,654.8	1,265.7	**24,360.8**
Operating income	237.9	754.2	(12.1)	**980.0**	248.0	68.8	**1,296.8**
Operating cash flow	362.8	1,021.7	(10.2)	**1,374.3**	292.7	85.5	**1,752.5**
Net operating investments	(266.8)	(243.6)	28.5	**(481.9)**	(4.5)	(13.4)	**(499.8)**
Operating fixed assets	6,177.8	5,000.0	7.1	**11,184.9**	1,895.8	48.0	**13,128.7**
Operating working capital	626.3	(265.9)	(28.4)	**332.0**	273.8		**605.8**
Customer loans net of deposits		439.9		**439.9**			**439.9**
Average number of employees	11,032	62,368	165	**73,565**	22,140	5,074	**100,779**
2002							
Net Sales	2,535.7	13,743.8	0.0	**16,279.5**	7,367.3	3,728.6	**27,375.4**
Operating income	308.5	763.5	(12.7)	**1,059.3**	292.0	475.6	**1,826.9**
Operating cash flow	433.9	1,021.4	(9.8)	**1,445.5**	341.1	545.0	**2,331.6**
Net operating investments	(388.6)	(217.6)	22.2	**(584.0)**	(31.3)	(57.1)	**(672.4)**
Operating fixed assets	5,499.8	5,215.5	37.6	**10,752.9**	2,074.7	801.8	**13,629.4**
Operating working capital	544.8	(242.5)	(48.8)	**253.5**	291.0	156.0	**700.5**
Customer loans net of deposits		469.5		**469.5**		0.0	**469.5**
Average number of employees	10,459	60,580	162	**71,201**	23,772	13,450	**108,423**

(1) The Retail division includes Conforama, Fnac, MobilePlanet, Printemps, Redcats (including the Credit and financial activities of Redcats in the UK and in Scandinavia), Orcanta, Kadéos and CFAO.

(2) As at December 31, 2003, the other activities include Pinault Bois & Matériaux, and the "Contract" activities of Guilbert.
As at December 31, 2002, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and financial services activities sold in December 2002.

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

(in million of euros)	France	Europe	Americas	Africa	Oceania	Asia	**CONSOLIDATED TOTAL**
2004							
Net sales	10,567.7	6,011.0	4,474.6	1,421.0	692.1	1,046.3	**24,212.7**
Operating income	532.1	307.3	235.1	96.2	53.3	242.7	**1,466.7**
Operating fixed assets	4,261.3	7,019.4	794.7	174.3	27.1	152.2	**12,429.0**
Average number of employees	44,981	22,926	13,039	9,323	2,163	2,965	**95,397**
2003							
Net sales	11,036.1	6,011.8	4,508.5	1,315.1	634.4	854.9	**24,360.8**
Operating income	503.1	300.0	159.5	96.2	45.9	192.1	**1,296.8**
Operating fixed assets	4,880.6	6,029.1	1,750.6	165.0	147.6	155.8	**13,128.7**
Average number of employees	48,932	24,205	13,569	9,129	2,234	2,710	**100,779**
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**

Appendix D

■ **03/22/2005**

Alain Luchez is Named PPR Senior Vice President of Human Resources

François-Henri Pinault, Chairman of the PPR Management Board, announced today that Alain Luchez has been appointed Senior Vice President, Human Resources and member of the PPR Executive Committee. He succeeds François Potier, who is leaving the Group. The appointment takes effect on April 4, 2005.

Alain Luchez, 52 years old, was previously Senior Vice President, Human Resources at PPR's Redcats home shopping subsidiary. He has been in the Group since 1999, heading up Human Resources at Pinault Bois & Matériaux before joining Redcats in 2002.

During his nine years at PPR, François Potier played a key role in developing the Human Resources function across the Group and making PPR an attractive employer. He notably put in place a dynamic policy of career mobility spanning the businesses and countries where the Group operates, and helped create PPR UniverCité, which offers training and career development courses to employees at an international level. He is leaving the Group to pursue other professional projects.

In his new position, Alain Luchez will continue to develop the Group's human resources policies and further enhance PPR's attractiveness as an employer.

Alain Luchez began his career in 1975 at the DuPont de Nemours group. He spent 23 years at DuPont, holding various operational and corporate positions, and rising to Director of Industrial and Employee Relations at DuPont's French headquarters. In 1998, he moved to Klockner Distribution Industrielle as Human Resources Director. In 1999, he joined Pinault Bois & Matériaux as Senior Vice President, Group Human Resources, moving to Redcats as Senior Vice President, Human Resources in April 2002. Alain Luchez is married and has two children.

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:
Lorie Lichtlen +33-1 45 64 65 06
Catherine Malek +33-1 45 64 61 20

Media website: http://en.pprlive.com

Analysts/Investors:
David Newhouse +33-1 45 64 63 23
Alexandre de Brettes +33-1 45 64 61 49

Analyst/Investor website: http://international.pprfinance.com

Appendix E

■ **03/24/2005**

PPR signs new EUR 2.75 billion revolving credit facility

PPR announced that it has signed a revolving credit facility of EUR 2.75 billion in replacement of two facilities, set up in October 2002 and May 2004.

The new five-year facility, which was syndicated on a select basis among the company's relationship banks, attracted very strong support and was increased from the initial launch amount of EUR 2.5 billion after commitments were received in excess of EUR 4 billion.

The facility, which can be extended for up to two years, is for general corporate purposes, including refinancing. Pricing on the new transaction is set at 30bp above Euribor with the improved pricing and covenant structure relative to the former facilities reflecting PPR's stronger balance sheet.

The 24-strong syndicate comprises Mandated Lead Arrangers BNP Paribas (Bookrunner), Calyon (Bookrunner), HSBC-CCF (Bookrunner), SG Corporate & Investment Banking (Bookrunner), Ixis Corporate & Investment Bank, and The Royal Bank of Scotland plc. Lead arrangers are ABN-Amro Bank N.V., Barclays, CIC-Credit Mutual, Deutsche Bank, Fortis, ING Bank, JP Morgan-Chase and Natexis Banques Populaires while arrangers are UniCredito Italiano and Nordea. Co-arrangers are Banca Intesa, Banca Nazionale del Lavoro, BBVA, CADIF, Crédit du Nord, UBS and WestLB, with Citigroup Dresdner Kleinwort Wasserstein acting as Lead Arranger. The Facility Agent is Calyon.

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:
Lorie Lichtlen + 33 1 45 64 65 06
Catherine Malek + 33 1 45 64 61 20

Analysts/Investors:
David Newhouse + 33 1 45 64 63 23
Alexandre de Brettes + 33 1 45 64 61 49

Media website: http://en.pprlive.com
Analysts/investors website: http://international.pprfinance.com

Appendix F

PPR

PRESS RELEASE Paris, April 5, 2005

PPR Announces Proposals for its Future Board of Directors and Corporate Governance Structures

The statutes and board structure of PPR will be among the resolutions submitted for shareholder approval at the Company's Annual General Meeting, to be held on May 19, 2005.

As announced last February 2 when the PPR Supervisory Board nominated François-Henri Pinault to become Chairman of the Management Board, the shareholders will be asked to transform the Company's two-board structure into a single Board of Directors headed by a chairman and chief executive officer.

In this context, the shareholders will be asked appoint the following persons, all of whom are currently members of the PPR Supervisory Board, to be directors of the Company for a term of four years:

- Mr. François-Henri Pinault
- Mrs. Patricia Barbizet
- Mr. René Barbier de La Serre
- Mr. Pierre Bellon
- Mr. Allan Chapin
- Mr. Luca Cordero di Montezemolo
- Mr. Anthony Hamilton
- Mr. Philippe Lagayette
- Mr. Baudouin Prot

Five of the nine proposed Board members are considered independent under the criteria of the "Bouton" corporate governance report, which recommends that independent members account for at least one-third of the board for companies with a controlling shareholder. In addition, one-third of the future Board would be made up of non-French directors, bringing an international perspective.

François-Henri Pinault has indicated his intention to maintain within the new Board of Directors the three specialized committees which serve the existing Supervisory Board (the Audit, Remuneration and Appointments Committees). He also will propose that the Board create a Strategy and Development Committee, whose role will be to identify, examine and accompany strategic development initiatives for the Group, with the assistance of the main executives heading PPR's businesses.

It will also be proposed to the future Board of Directors that Mr. François Pinault, the founder of PPR, be named Honorary Chairman of the Group.

François-Henri Pinault commented, "The new board structure that we propose to put in place aims to ensure PPR continues to benefit from effective corporate governance. The presence of a significant number of independent members on the future Board – conditional on shareholder approval – underscores our commitment to the principles of good governance. I would like to thank all of the Supervisory Board members for the contribution they have made to PPR. I would especially like to thank my father, François Pinault, who will continue to provide us with his vision and counsel in his role as the Group's Honorary Chairman."

The meeting notice (*avis de reunion*), which contains the draft resolutions submitted for the approval of PPR shareholders at the May 19 Annual General Meeting, will be published in the coming days in the *Bulletin des Annonces Légales Obligatoires.*

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:	Lorie Lichtlen	+33-1 45 64 65 06
	Catherine Malek	+33-1 45 64 61 20
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix G

■ **04/06/2005**

Cancellation and Sale of Treasury Shares

PPR announces today the cancellation of 2 million treasury shares, reducing the company's share capital to 120,438 230 shares of a nominal value of 4 euros each, after taking into account the stock option exercises since January 1, 2005. The decision to cancel treasury shares was made by the Management Board pursuant to the authorizations granted by the General Meeting of shareholders.

PPR also indicated today to the French market regulatory authority Autorité des Marchés Financiers that it plans to sell approximately 2.7 million treasury shares. The sale will be carried out as part of the current share buyback program and in compliance with market regulations.

At December 31, 2004, PPR held 4,888,132 treasury shares, representing 4.0% of the share capital. Following the cancellation and sale transactions, PPR will hold treasury shares exclusively in the context of its liquidity contract. At April 6, 2005, PPR held 115,000 treasury shares, representing 0.1% of the capital.

These transactions will help reinforce both the potential earnings per PPR share and the Group's financial structure.

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:
Lorie Lichtlen + 33 1 45 64 65 06
Catherine Malek + 33 1 45 64 61 20

Analysts/Investors:
David Newhouse + 33 1 45 64 63 23
Alexandre de Brettes + 33 1 45 64 61 49

Media website: http://en.pprlive.com
Analysts/investors website: http://international.pprfinance.com

Appendix H

04/11/2005

Mimma Viglezio appointed Gucci Group Director of Communications

Amsterdam, April 11, 2005 - Gucci Group N.V. today announces the appointment of Mimma Viglezio as Gucci Group Worldwide Director of Communications, effective June 1, 2005.

In this newly created position, Ms Viglezio, 44 years old, will be based in London and will ensure an integrated approach to Group communications. Ms Viglezio will be directly responsible for internal and external communications on a Group level, and will coordinate the different communications activities managed directly within each of our brands. Ms Viglezio was previously Communications Director at Louis Vuitton, where she was in charge of advertising, public relations, press, events and corporate matters. Prior to that, she spent eight years with Bulgari in a variety of positions including Corporate Communications Director where she took charge of a wide range of responsibilities including international budgets and the brand's global image.

Robert Polet, President and Chief Executive Officer of Gucci Group, stated: *"I am extremely pleased to welcome Mimma to the team and look forward to working with her. Her broad experience and enthusiasm will make an important contribution in driving our Group communication teams in an efficient and effective way while respecting the individual brand identities."*

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the brands Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co., Roger & Gallet, Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by PPR (Pinault-Printemps-Redoute), a leading European retail and luxury group. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA,PPFP).

For media inquiries:
James Crampton/Katie Bell
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2205

Mimma Viglezio

Born and raised in Lugano Switzerland, Mimma Viglezio studied Italian and English literature at Geneva University, graduating with a mémoire in Roman Philology.

After graduating, she was hired as Marketing Manager at Habsburg, Feldhman Auctioneers, then renamed Antiquorum. She then moved to Hill & Knowlton Italia in Milan where she advised clients such as Bulgari and Celine as Division Manager of High Profile Goods.

After four years at Hill & Knowlton, Bulgari offered her the position of External Relations Director worldwide and after five years she was promoted to Corporate Communications Director for the Group.

In December 2003, after eight years with Bulgari, Mimma Viglezio moved to Paris to become Louis Vuitton's Communication Director worldwide where she was in charge of all activities related to advertising, PR, press, events and corporate matters.

Mimma Viglezio is Vice President of the Italian branch of PRASAD, a non-profit organisation based in India, where she often travels.

Appendix I



PRESS RELEASE - APPOINTMENT Paris, April 19, 2005

Ross McInnes is Named PPR's Executive Vice President, Finance

François-Henri Pinault, Chairman of the PPR Management Board, announced today the appointment of Ross McInnes as Executive Vice President, Finance, effective July 1, 2005.

In this newly created position at PPR headquarters, Ross McInnes will be responsible for all of the Group's financial functions (the Financial Control, Finance and Treasury, and Tax departments), as well as for the Strategy and Corporate Development department and Financial Communications. He will also be a member of the PPR Executive Committee.

Following the May 19 Annual General Meeting, it will be proposed that Ross McInnes participate in meetings of the Board of Directors as an advisor to the Board (*censeur*).

Patrice Marteau, a member of the Executive Committee, retains his functions as PPR's Chief Corporate Officer. He will oversee the Group's Legal, Insurance, Real Estate, Internal Audit, Information Systems and Purchasing departments, as well as Kadeos. Patrice will also represent the Group with regard to various trade organizations.

> *Ross McInnes joins PPR from the Thales group, where he has been Senior Vice President, Chief Financial Officer, since 2000. Prior to joining Thales, Ross McInnes was Financial Manager in the U.S., then Chief Financial Officer and a member of the Board of French-Italian food group Eridania Beghin-Say (1989 to 2000). Prior to that, he was an investment banker, holding positions in Rio de Janeiro, London, Chicago and Paris. A graduate of Oxford University, Ross McInnes is a French-Australian national who is fluent in English, French, Italian and Portuguese. He is 51 years old.*

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:	Lorie Lichtlen	+33-1 45 64 65 06
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix J

PPR

PRESS RELEASE Paris, April 26, 2005

PPR SELLS MOBILEPLANET TO EXPANSYS HOLDINGS LTD.

PPR announces today the sale of MobilePlanet to eXpansys Holdings Limited of the U.K. for USD 3.75 million in cash.

MobilePlanet is an on-line retailer of wireless technology products, such as personal digital assistants (PDAs), computers, cell phones and accessories. Based in Los Angeles, the company has been part of the PPR group since June 1999. MobilePlanet has 45 employees and posted revenues of USD 21 million in 2004.

eXpansys is a unit of Mobile and Wireless Group (M&WG), a company based in Manchester, England which also owns Portable Add-Ons. All of these companies are in the same line of business as MobilePlanet, with operations in the U.K., U.S., Europe and Asia. By expanding its position in the U.S. market, this acquisition is a major step in the international development of M&WG. The U.K. group plans to use the MobilePlanet brand name in the U.S. and other key markets.

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with approximately 82,000 employees in 65 countries. Through its Retail businesses Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

CONTACTS

Media:	Lorie Lichtlen	+33-1 45 64 65 06
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix K

PPR

Paris, April 28, 2005

PRESS RELEASE

PPR SALES RISE A ROBUST 5.3% IN THE FIRST QUARTER OF 2005

- **Solid performance in Retail: +3.6%**
- **Strong momentum in Luxury Goods: +14.4%**

François-Henri Pinault, Chairman of the PPR Management Board, stated: *"The first-quarter 2005 sales for the PPR Group in its new configuration underscore the good performance of Retail activities in a sluggish marketplace and continuing strong momentum in Luxury Goods.*
These figures confirm our organic growth potential. The quality of our Retail companies and appeal of our Luxury brands should enable PPR to continue to grow faster than its markets throughout the year."

For the first time, PPR is releasing its sales figures in accordance with International Financial Reporting Standards (IFRS). The change in each activity is as follows:

(in EUR million) *in accordance with IFRS*	**Q1 2005**	**Q1 2004** [(1)]	**Change**	
			Actual	**Comparable** [(2)]
Luxury Goods	711.5	647.0	+ 10.0%	+ 14.4%
Retail	3,401.6	3,377.4	+ 0.7%	+ 3.6%
(Inter-company sales)	*(5.6)*	*(5.6)*	*ns*	*ns*
PPR - Continuing operations	**4,107.5**	**4,018.8**	**+ 2.2%**	**+ 5.3%**

(1) After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.

(2) On a comparable basis in terms of Group scope, exchange rates and number of days.

- **Group**

Group sales amounted to EUR 4,107.5 million in the first quarter of 2005.

On a comparable basis in terms of Group structure, exchange rates and number of selling days, revenues grew 5.3% in the first quarter of 2005. Taking into account particularly negative calendar effects during the quarter, the increase amounted to 3.1% on a comparable scope and exchange-rate basis.

Revenues grew by 2.2% compared with the first quarter of 2004, after adjustment for the impact of the change in the closing date of Gucci Group's financial year and the transition to IFRS.

- **Luxury Goods: +14.4%**

(in EUR million)	Q1 2005	Q1 2004 [(1)]	Change	
in accordance with IFRS			Actual	Comparable [(2)]
Gucci Division	429.9	376.5	+ 14.2%	+ 19.3%
Bottega Veneta	32.6	22.2	+ 46.7%	+ 54.2%
Yves Saint Laurent	39.0	40.5	- 3.6%	+ 1.5%
YSL Beauté	140.6	144.6	- 2.8%	+ 0.9%
Other brands	69.4	63.2	+ 9.8%	+ 11.0%
Luxury Goods	**711.5**	**647.0**	**+ 10.0%**	**+ 14.4%**

[(1)] *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

[(2)] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

- Luxury Goods sales rose sharply over the quarter, thanks notably to good momentum in the Gucci division (which accounts for more than 60% of total Luxury Goods sales), continued fast growth at Bottega Veneta, and very good performances by such brands as Balenciaga and Boucheron.

- Leather goods were the strongest product category during the first quarter, with sales rising 35.1%. Other good performers include men's footwear, which rose by 15.8%, and makeup, which rose by 15.0%.

- Luxury Goods sales continued to grow on every continent: Europe was up 10.2%, North America 14.2% and Asia-Pacific 28.3%. Japan confirmed its recovery with an increase of 14.0%.

- Sales in directly operated stores increased by 24.3% while wholesale rose a more modest 4.4%.

- **Gucci**

  Revenues grew by 19.3% over the first quarter of last year on a comparable basis, buoyed by double-digit growth on all continents.

  Sales in directly operated stores rose 24.2%. The brand continued to reinforce its network during the quarter, opening two new stores in Osaka and Kuala Lumpur.

Wholesale sales rose by 9.8%.

The brand's growth was driven by leather goods and men's and women's footwear, which rose by more than 25% in the quarter. These products account for more than 70% of Gucci brand sales.

- **Bottega Veneta**

Bottega Veneta continued its remarkable development, posting 54.2% growth in the first quarter on a comparable basis. The brand was lifted by its growing profile among consumers and expansion of its directly-operated store network

Sales in directly operated stores surged 61.7%.

Leather goods continued to drive the brand's growth, rising by 59.7%.

Bottega Veneta achieved spectacular growth in every region: North America +40.7%, Europe +49.7%, Japan +60.6%, and Asia-Pacific +67.7%.

- **Yves Saint Laurent**

The brand's sales grew by 1.5% in the quarter.

Sales in directly operated stores increased by 5.7% over the quarter. The gain reflects a 9.1% increase in leather goods and, notably, 11.5% growth in women's ready-to-wear, due to favorable reaction to Stefano Pilati's first collection. Wholesale, which account for 27.5% of the brand's revenues, declined by 11.9%, partly due to delivery issues.

The brand grew by 3.9% in Japan and 6.0% in Asia-Pacific. Sales were stable in North America and down a slight 2.4% in Europe.

Stefano Pilati's début collection marked an important first step in repositioning the brand. Under the guidance of Valérie Hermann, the Yves Saint Laurent management team is now concentrating on improving merchandising, logistics and distribution.

- **YSL Beauté**

Sales at YSL Beauté (up 0.9% in the quarter) were fuelled by 5.5% growth in Yves Saint Laurent-brand products. These products represent 71.6% of YSL Beauté's sales.

In a difficult market and compared with a strong first quarter 2004, YSL Beauté's fragrance business declined by 5.8% while makeup was up by 15.0%.

In women's fragrances under the Yves Saint Laurent brand, *Cinema*, which was launched in October 2004, confirmed its initial success and is catching up with brand leader *Opium*.

- **Other brands**

  The 11.0% sales rise principally reflects the recovery of Boucheron and the good performance of the designer brands, especially Balenciaga.

- **Retail: +3.6%**

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004	Change Actual	Change Comparable [1]
Conforama	715.2	717.6	- 0.3%	+ 2.9%
Fnac	962.8	921.4	+ 4.5%	+ 8.0%
Printemps	179.9	187.8	- 4.2%	- 1.4%
Redcats	1,057.2	1,074.8	- 1.6%	+ 1.3%
CFAO	467.6	455.3	+ 2.7%	+ 3.5%
Other activities	18.9	20.5	- 7.8%	- 5.5%
Retail	**3,401.6**	**3,377.4**	**+ 0.7%**	**+ 3.6%**

(1) On a comparable basis in terms of Group scope, exchange rates and number of days.

- In France, the Group recorded growth of 3.5%, primarily driven by Fnac and Conforama in difficult market conditions. These conditions mainly resulted from the end of measures to stimulate consumer spending and from poor weather conditions, affecting every product category and apparel in particular.

- Outside of France, revenues grew 3.6%, notably reflecting robust international growth at Fnac, the continuing development of CFAO, and the confirmation of Redcats' rebound in the United States.

- The Retail companies posted significant gains in the area of e-commerce, with sales rising 34.1% to EUR 285.6 million in the first quarter of 2005. E-commerce accounted for 8.4% of Retail activity in the first quarter of 2005, compared to 6.3% in the first quarter of 2004.

- **Conforama**

  In France, the company recorded growth of 5.2%, driven by a rise in sales of electrical and home appliances. This significantly offset a slowdown in furniture sales in a challenging market at the beginning of the year. Conforama continued to reposition its product offering and roll out its new store layout.

  Outside of France, activity was penalized by a poor performance in Italy, which was down by 4.0% in a very difficult market. Outside of Italy, sales were virtually stable.

- **Fnac**

  In France, the 6.9% increase in revenues reflected growth at Fnac stores and the development of the Fnac.com, Fnac Eveil et Jeux, and Surcouf subsidiaries. Technical products grew by 6.4% over the

quarter, thanks to substantial volume growth. Books and music grew by 7.6%.

Outside of France, Fnac continued to develop, posting 12% growth over the quarter and double-digit growth in almost every country where it has operations.

- **Printemps**

Revenues declined 1.4% in the quarter. In accordance with the new IFRS standards, this figure does not take into account sales from concessions, which rose by 16.7% in the period.

Total merchandise sales, including concession and non-concession sales, grew by 2.2% in the department stores. Excluding concessions, department store sales fell by 1.1%, mainly because two to three days in the traditional promotional period were moved to April from March.

The Sports division (Citadium and Made In Sport) declined by 3.5%, due to a particularly challenging athletic footwear market at the beginning of the year.

- **Redcats**

The company's 1.3% sales growth reflects the healthy performance in France and abroad of all of the French brands, and particularly La Redoute (up 2.2%) and the Children and Family division (up 3.4%). In France, La Redoute grew by 2.6% while the market fell by 2%.

In geographical terms, after the improved trend observed in the fourth quarter of 2004, Redcats confirmed its rebound in the U.S. with 7.2% growth in the first quarter, while Redcats UK posted growth of 1.5%. On the other hand, the market remained sluggish for Redcats Nordic.

Redcats continued to grow in e-commerce, posting a 36.2% increase in on-line sales to EUR 235.6 million in the quarter. On-line sales represented 22.3% of the company's revenues in the first quarter of 2005, compared with 16.3% in the first quarter of 2004.

- **CFAO**

Sales at CFAO advanced 3.5%, reflecting growth in the automotive business (up 3.1%), pharmaceuticals (up 3.8%), and technology (up 14.9%).

Sales declined in French-speaking Sub-Saharan Africa but grew sharply in English-speaking Sub-Saharan Africa and North Africa, which had strong momentum.

CONFERENCE CALL

PPR will be holding a conference call for journalists, analysts and investors at 3:00 p.m. (Continental Europe) / 2:00 p.m. (United Kingdom) / 09:00 a.m. (US East Coast time) on Thursday, April 28, 2005.

Dial-in details:

From Europe: +33 (0)1 55 17 41 50
Replay: +33 (0)1 71 23 02 48

From the United Kingdom: +44 (0)20 7784 1019
Replay: +44 (0)20 7784 1024

From the United States: +1 718 354 1158
Replay: +1 718 354 1112

Replay access code: 6445808#

CONTACTS

Press:	Lorie Lichtlen	+33 (0) 1 45 64 65 06
Analysts/Investors:	David Newhouse	+33 (0) 1 45 64 63 23
	Alexandre de Brettes	+33 (0) 1 45 64 61 49
Press website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix 1: Impact of transition to IFRS and change in closing date of Gucci Group's financial year

(in EUR million)	**2004 reported March 31, 2004**	**Impact of the transition to IFRS**	**Impact of the change in closing date**	**2004 in compliance with IFRS March 31, 2004**
	(1)	(2)	(3)	(4)=(1)+(2)+(3)
Gucci Division	466.1	0.0	(89.6)	376.5
Bottega Veneta	21.6	0.0	0.6	22.2
Yves Saint Laurent	42.7	0.0	(2.2)	40.5
YSL Beauté	155.5	(2.1)	(8.8)	144.6
Other brands	55.8	0.0	7.4	63.2
Luxury Goods	**741.7**	**(2.1)**	**(92.6)**	**647.0**
Conforama	718.8	(1.2)		717.6
Fnac	925.1	(3.7)		921.4
MobilePlanet	4.3	0.0		4.3
Printemps	228.7	(40.9)		187.8
Redcats	1,077.9	(3.1)		1,074.8
Orcanta	13.1	0.0		13.1
Kadéos	3.1	0.0		3.1
CFAO	455.6	(0.3)		455.3
Retail	**3,426.6**	**(49.2)**		**3,377.4**
(Inter-company sales)	*(5.3)*	*(0.3)*	*0.0*	*(5.6)*
PPR - Continuing operations	**4,163.0**	**(51.6)**	**(92.6)**	**4,018.8**
Rexel	1,597.8	(1,597.8)		
Inter-company sales - Rexel	*(0.9)*	*0.9*		
TOTAL	**5,759.9**	**(1,648.5)**		

Appendix 2: PPR's revenues

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004 [1]	Change Actual	Change Comparable [2]
Gucci Division	429.9	376.5	+ 14.2 %	+ 19.3 %
Bottega Veneta	32.6	22.2	+ 46.7 %	+ 54.2 %
Yves Saint Laurent	39.0	40.5	- 3.6 %	+ 1.5 %
YSL Beauté	140.6	144.6	- 2.8 %	+ 0.9 %
Other brands	69.4	63.2	+ 9.8 %	+ 11.0 %
Luxury Goods	**711.5**	**647.0**	**+ 10.0 %**	**+ 14.4 %**
Conforama	715.2	717.6	- 0.3 %	+ 2.9 %
Fnac	962.8	921.4	+ 4.5 %	+ 8.0 %
Printemps	179.9	187.8	- 4.2 %	- 1.4 %
Redcats	1,057.2	1,074.8	- 1.6 %	+ 1.3 %
CFAO	467.6	455.3	+ 2.7 %	+ 3.5 %
Other activities	18.9	20.5	- 7.8 %	- 5.5 %
Retail	3,401.6	3,377.4	+ 0.7 %	+ 3.6 %
(Inter-company sales)	*(5.6)*	*(5.6)*	*ns*	*ns*
PPR - Continuing operations	**4,107.5**	**4,018.8**	**+ 2.2 %**	**+ 5.3 %**

[1] *After adjustment for the impact of transition to IFRS and change in closing date of Gucci Group's financial year.*

[2] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Appendix 3: Gucci brand's revenues

Breakdown by product category

(in EUR million) *in compliance with IFRS*	Q1 2005	Q1 2004 [1]	Change Actual	Change Comparable [2]
Leather Goods	245.0	194.0	+ 26.3 %	+ 31.6 %
Shoes	57.9	48.1	+ 20.5 %	+ 26.5 %
Women's ready-to-wear	30.4	32.4	- 6.2 %	- 2.0 %
Men's ready-to-wear	22.0	23.6	- 6.9 %	- 2.5 %
Other products	63.6	67.7	- 6.1 %	- 1.1 %
Royalties	11.0	10.7	+ 3.1 %	+ 4.5 %
TOTAL	**429.9**	**376.5**	**+ 14.2 %**	**+ 19.3 %**

[1] *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

[2] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Breakdown by region

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004 [1]	Change Actual	Change Comparable [2]
Europe	142.7	123.6	+ 15.4 %	+ 16.4 %
North America	80.7	77.2	+ 4.5 %	+ 21.5 %
Japan	100.5	92.9	+ 8.2 %	+ 10.2 %
Asia-Pacific excluding Japan	91.3	68.8	+ 32.6 %	+ 37.6 %
Others	3.8	3.2	+ 18.5 %	+ 19.4 %
Royalties	11.0	10.7	+ 3.1 %	+ 4.5 %
TOTAL	**429.9**	**376.5**	**+ 14.2 %**	**+ 19.3 %**

[1] *After adjustment for the impact of change in closing date of Gucci Group's financial year and transition to IFRS.*

[2] *On a comparable basis in terms of Group scope, exchange rates and number of days.*

Appendix 4: Revenues by region - Retail

Conforama

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004	Change Actual	Change Comparable [1]
France	493.0	485.0	+ 1.6 %	+ 5.2 %
Italy	109.8	118.7	- 7.5 %	- 4.0 %
Switzerland	56.9	58.2	- 2.3 %	+ 1.7 %
Other countries	55.7	55.7	0.0 %	- 0.9 %
International	222.2	232.6	- 4.5 %	- 1.9 %
TOTAL	**715.2**	**717.6**	**- 0.3 %**	**+ 2.9 %**

Fnac

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004	Change Actual	Change Comparable [1]
France	731.6	708.3	+ 3.3 %	+ 6.9 %
Spain, Portugal, Belgium	167.3	159.8	+ 4.7 %	+ 8.3 %
Brazil, Switzerland, Italy	64.0	53.3	+ 20.2 %	+ 22.9 %
International	231.3	213.1	+ 8.6 %	+12.0 %
TOTAL	**962.8**	**921.4**	**+ 4.5 %**	**+ 8.0 %**

Redcats

(in EUR million) *in accordance with IFRS*	Q1 2005	Q1 2004	Change Actual	Change Comparable [1]
France	512.1	517.8	- 1.1 %	+ 0.5 %
United Kingdom [2]	130.2	130.8	- 0.5 %	+ 1.5 %
Scandinavia [2]	90.6	90.8	- 0.2 %	- 5.5 %
Other European countries	72.5	76.3	- 5.0 %	- 2.6 %
United States	251.3	258	- 2.6 %	+ 7.2 %
Other	0.5	1.1	ns	ns
International	545.1	557	- 2.1 %	+ 2.1 %
TOTAL	**1,057.2**	**1,074.8**	**- 1.6 %**	**+ 1.3 %**

(1) *On a comparable basis in terms of Group scope, exchange rates and number of days.*

(2) *Including dedicated financial activity.*